UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )1

Community Financial Shares, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20366P 10 0

(CUSIP Number)

December 21, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 20366P 10 0	13G

1	NAMES OF REPORTING PERSONS: Michael S. Burd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 300,000 shares of Common Stock (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 300,000 shares of Common Stock (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 shares of Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.12% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reported amount consists of 300,000 shares of Common Stock issuable upon the conversion of 3,000 shares of Series C Noncumulative Perpetual Preferred Stock, $1.00 par value per share (the “Series C Preferred Stock”), which shares are held in the Michael S. Burd Trust, dated July 21, 2010 (the “Trust”), a revocable trust, of which Mr. Burd serves as the sole trustee. Mr. Burd has sole voting and dispositive power over the shares held in the Trust.
(2)	This calculation of percentage ownership was determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because the Series C Preferred Stock is entitled to vote (on an as-converted basis) with the Common Stock on any matter presented to the holders of Common Stock, the shares of Common Stock and Series C Preferred Stock beneficially owned by the Reporting Person represent a 1.6% voting ownership interest of the Issuer based on 5,560,567 shares of Common Stock and 133,411 shares of Series C Preferred Stock (representing 13,341,100 votes) issued and outstanding as of December 21, 2012.

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Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G

Item 1 (a).	Name of Issuer: Community Financial Shares, Inc. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Offices:

357 Roosevelt Road
Glen Ellyn, Illinois 60137

Item 2 (a).	Name of Person Filing: Michael S. Burd

(b).	Address of Principal Business Office, or, if None, Residence:

1557 E. Prairie Avenue
Wheaton, Illinois 60187

(c).	Citizenship: United States of America

(d).	Title of Class of Securities: Common Stock, no par value

(e).	CUSIP Number: 20366P 10 1

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

The Reporting Person may be deemed to beneficially own 300,000 shares of Common Stock, which shares are issuable upon the conversion 3,000 shares of Series C Preferred Stock. Such shares are held in the Michael S. Burd Trust, dated July 21, 2010 (the “Trust”), a revocable trust, of which Mr. Burd serves as the sole trustee. Mr. Burd has sole voting and dispositive power over the shares held in the Trust.

(b) Percent of class:

Based on 5,560,567 outstanding shares of the Issuer’s Common Stock, the reported amount represents 5.12% of the outstanding shares of the Common Stock of the Issuer (after giving effect to the conversion of the Series C Preferred Stock). This calculation of percentage ownership was determined in accordance with Section 13(d) of the Exchange Act. Because the Series C Preferred Stock is entitled to vote (on an as-converted basis) with the Common Stock on any matter presented to the holders of Common Stock, the shares of Common Stock and Series C Preferred Stock beneficially owned by the Reporting Person represent a 1.6% voting ownership interest of the Issuer based on 5,560,567 shares of Common Stock and 133,411 shares of Series C Preferred Stock (representing 13,341,100 votes) issued and outstanding as of December 21, 2012.

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(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See page 2, Item 5

(ii)	Shared power to vote or to direct the vote: See page 2, Item 6

(iii)	Sole power to dispose or to direct the disposition of: See page 2, Item 7

(iv)	Shared power to dispose or to direct the disposition of: See page 2, Item 8

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2013	MICHAEL S. BURD

	By:	/s/ Michael S. Burd
Michael S. Burd

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